Mail Stop 6010

November 9, 2007

Ron Bentsur
Chief Executive Officer
XTL Biopharmaceuticals Ltd.
711 Executive Blvd., Suite Q
Valley Cottage, NY 10989

Re: XTL Biopharmaceuticals Ltd.
Registration Statement on Form F-3
Filed on October 30, 2007
File Number 333-147024

Dear Mr. Bentsur:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form F-3

1. Please provide on your registration statement the signature of your authorized representative in the United States, as required by Form F-3.

2. We note that your registration statement seeks to offer securities pursuant to Rule 415. Please furnish in your registration statement the undertakings required by Item 512 of Regulation S-K.

3. We note your disclosure on page 8 of your registration statement stating, "The Selling Shareholders received ADRs representing our ordinary shares as the result of a private placement of our ordinary shares in November 2007." November 2007 was subsequent to the filing of your registration statement on October 30, 2007. Pursuant to an oral conversation with your counsel, we further note that the private placement was executed on October 25, 2007. Please clarify in your filing that the private placement of your ordinary shares occurred in October 2007, not November 2007.

<center>*   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any questions.


Sincerely,

Jeffrey P. Riedler
Assistant Director


<center>2</center>

cc: Mark F. McElreath
          Alston & Bird LLP
          90 Park Avenue
          New York, NY 10016

          Ronen Kantor
          Kantor & Co.
          OZ House, 12th Floor
          14 Abba Hillel Silver Rd.
          Ramat Gan 52506, Israel